UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lexington Park Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 Milenia Blvd Suite 1075
(No. and Street)

Orlando (City) Florida (State) 32839 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Z Fischer 561-483-6335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue 14th Floor (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Rajib Das___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Lexington Park Capital Markets, LLC___ , as of ___December 31,___ , 20 __15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Karen personally to me

_____Signature_____

___President___
_____Title_____

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Lexington Park Capital Markets, LLC

Financial Statements and Schedules

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon
and Supplemental Report on Exemption)

CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements
    Statement of Financial Condition
    Statement of Operations
    Statement of Changes in Member's Equity
    Statement of Cash Flows
    Notes to Financial Statements

Supplementary Information

    Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
    of the Securities and Exchange Commission

    Schedule II - Statements Regarding Exemption of SEC Rule 15c3-3

Report of Independent Registered Public Accounting Firm

Exemption Report



805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Lexington Park Capital Markets, LLC
Orlando, Florida

We have audited the accompanying financial statements of Lexington Park Capital Markets, LLC, which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and member's capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Lexington Park Capital Markets, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Lexington Park Capital Markets, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Lexington Park Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Lexington Park Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

New York, NY
March 2, 2016

New York, NY   Washington DC   Mumbai, India   San Francisco, CA   Las Vegas, NV   Kansas City, KS   Beijing, China   Athens, Greece

Member: ANTEA Alliance with offices in major cities worldwide

Lexington Park Capital Markets, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	43,706
TOTAL CURRENT ASSETS		43,706
TOTAL ASSETS	$	43,706

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	7,750
TOTAL CURRENT LIABILITIES		7,750
MEMBERS' EQUITY		
Members Capital		35,956
TOTAL MEMBERS' EQUITY		35,956
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	43,706

See accompanying notes to financial statements.

Lexington Park Capital Markets, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2015

REVENUES:	$	158,592
EXPENSES:		
Officers Commission Expense		100,000
Broker Dealer Commission Expense		26,796
Occupancy		6,000
Professional Fees		10,523
Regulatory Fees		2,920
Other General and Administrative		1,389
TOTAL EXPENSES		147,628
NET INCOME	$	10,964

See accompanying notes to financial statements.

Lexington Park Capital Markets, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, January 1, 2015	$	18,992
Contributions		6,000
Net income		10,964
Balance, December 31, 2015	$	35,956

See accompanying notes to financial statements.

Lexington Park Capital Markets, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	10,964
Adjustment to reconcile net income to net cash provided by changes in assets and liabilities:		
Decrease in Prepaid Expenses		3,353
Increase in Accounts Payable and Accrued Liabilities		185
Net Cash Provided by Operating Activities		14,502
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions		6,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		20,502
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		23,204
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	43,706

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid During the Year:		
Interest	$	-
Taxes	$	-

See accompanying notes to financial statements.

Lexington Park Capital Markets, LLC.
Notes to Financial Statements
Year Ended December 31, 2015

(1) Organization

Lexington Park Capital Markets, LLC. ("the Company") is a wholly owned subsidiary Lexington Park Group, LLC.. Founded in 2011, the Company is a knowledge-based investment firm with the business objective of creating long-term added value for its clients.

Lexington Park Capital Markets, LLC. is a member of FINRA and SIPC.

Lexington Park Capital Markets has been formed to provide private placement services to middle market companies and has developed structured programs for arranging financings and effecting M&A transactions. Lexington Park Capital Markets expects that 50%-60% of its business will be related to M&A representation, with the remaining 40%-50% related to arranging financings.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank account at high credit quality financial institution. The balances at times may exceed federally insured limits of $ 250,000.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2015, the Company's cash equivalent include only "Cash In Bank" is valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

(d) Allowance for Doubtful Accounts

The Company records an allowance against uncollectible receivables when the collectability is determined to be not assured. If managements assessment on the collectability is determined that such amount is not collectible, then the amount in question is written off as a bad debt expense, once it is determined that such amount is not collectible.

(e) Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2015. The Company's federal and state income tax returns for the years ended December 31, 2012 to 2015, remain open for audit by the applicable regulatory authorities.

(f) Concentration, Risk and Credit Risk

The company maintains a bank account at one financial institution. The account balance is insured by the Federal Deposit Corporation (FDIC) up to $250,000. At December 31, 2015, amounts in the bank were not in excess of FDIC insured limits.

(g) Revenue and Expense Recognition

The Company earns revenue from investment banking and consulting. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

During the year end December 31, 2015 the Company derived approximately 97% of total revenues from 2 customers with concentrations greater than 10% as follows

Customer A	$100,000	63%
Customer B	53,592	34%
Customer C	5,000	3%
	$158,592	100%

(h) Recently Issued Accounting Pronouncements

Recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(3) Related Party Transactions

During 2015, the Company incurred costs of $6,000 for the sublease of the two offices to Lexington Park Advisors, LLC. Rajib Das, the 100% Partner of this Company is also 100% Partner of Lexington Park Advisors, LLC. The $6,000 of rent expense was treated as a contribution from the Partner on the books of the Company.

(4) Commitments and Contingencies

As of May, 2014, the Company entered into a sub-lease agreement with Lexington Park Advisors, LLC for the use of the New York office, for $500.00 a month, In October 2014 the Company amended the sublease to include the Orlando, Florida office with no increase in rent. The sub lease is on a month to month basis with no expiration date, therefore no minimum lease payments are disclosed.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $35,956 which was $30,956 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .2155 to 1.

(6) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through March 2, 2016.

Supplemental Information

Lexington Park Capital Markets, LLC.
Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2015

Total stockholder's equity qualified for net capital	$ 35,956
Deductions and/or charges	
Non-allowable assets:	-
Net capital	$ 35,956
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $ 7,750 or $ 5,000	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 30,956
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 7,750
Ratio of aggregate indebtedness to net capital	.2155 to 1
Net capital, per unaudited December 31, 2015 FOCUS report	$ 35,956
Net audit adjustment	-
Net capital, per December 31, 2015 audited report, as filed	$ 35,956

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation of net capital included in the FOCUS Form X-17a-5 Part II, as filed on January 22, 2016.

Lexington Park Capital Markets, LLC
Supplementary Information Pursuant to Rule 17A-5
Of the Securities Exchange Act of 1934
December 31, 2015

Lexington Park Capital Markets, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) ie., limited business (investment banking).

Therefore, the following reports are not presented:

a. Computation for Determination of Reserve Requirement under Rule 15c3-3.

b. Information relating to the Possession or Control Requirements under Rule 15c3-3 included in the FOCUS Form X-17a-5 Part II, as filed by the Company on January 22, 2016.



805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Lexington Park Capital Markets LLC
Orlando, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Lexington Park Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lexington Park Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (i) limited business (investment banking) (the "exemption provisions") and (2) Lexington Park Capital Markets, LLC stated that Lexington Park Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lexington Park Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lexington Park Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
March 2, 2016

New York, NY   Washington DC   Mumbai, India San Francisco, CA   Las Vegas, NV   Kansas City, KS   Beijing, China Athens, Greece

Member: ANTEA Alliance with offices in major cities worldwide

Lexington Park Capital Markets, LLC
4700 Millenia Blvd
Suite 1075
Orlando, Florida 32839

February 23, 2016

RBSM, LLP
805 Third Avenue
14th Floor
New York, NY 10022

Exemption Report

RE: Lexington Park Capital Markets, LLC. year end 2015 Certified Audit

Lexington Park Capital Markets, LLC. is operating under the k(2)(i) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm does not have a retail business. The broker dealer does not sell securities or take in any customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X ~~Rajib Das~~

Rajib Das
President